Exhibit 97

Petco Health and Wellness Company, Inc.

Clawback Policy

Effective Date: October 2, 2023

1. Purpose

Petco Health and Wellness Company, Inc. (the “Company”) is committed to conducting business with integrity, in accordance with high ethical standards and in compliance with all applicable laws, rules and regulations, including those regarding the presentation of the Company’s financial information to the public. As a result, the Board of Directors of the Company (the “Board”) has adopted this Clawback Policy (as amended from time to time, this “Policy”) effective as of the Effective Date, which supersedes and replaces that certain Clawback Policy dated May 25, 2021 (the “Prior Policy”). This Policy is intended to comply with, and as applicable to be administered and interpreted consistent with, and subject to the exceptions set forth in, Listing Rule 5608 adopted by the Nasdaq Stock Market to implement Rule 10D-1 under the Securities Exchange Act of 1934, as amended (collectively, “Rule 10D-1”).

2. Administration

This Policy is administered by the Compensation Committee of the Board (the “Committee”). Except as limited by law, the Committee has full power, authority, and discretion to construe, interpret and apply this Policy in accordance with Rule 10D-1 to the extent applicable. Any determinations made by the Committee will be final, conclusive and binding on all affected individuals, and any such determinations made by the Committee under Section 4 will be made in its sole discretion and need not be uniform with respect to all Covered Executives.

Subject to Rule 10D-1, the Board or Committee may amend, modify or terminate this Policy in whole or in part at any time in its sole discretion and may adopt such rules and procedures that it deems necessary or appropriate to implement this Policy or to comply with applicable laws and regulations. The Company is authorized to take appropriate steps to implement this Policy with respect to Incentive-Based Compensation or Other Incentive Compensation arrangements with Covered Executives. No recovery of compensation under this Policy will be an event giving rise to a right to resign for “good reason” or be deemed a “constructive termination” (or any similar terms) as such terms are used in any agreement between any Covered Executive and the Company or any of its subsidiaries.

3. Mandatory Clawback Triggers

In the event the Company is required to prepare an accounting restatement of the Company’s financial statements (including any such correction that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period) due to the Company’s material non-compliance with any financial reporting requirement under the federal securities laws (a “Restatement”), the Company will recover on a reasonably prompt basis Excess Incentive Compensation.

For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in a Restatement, the Committee will determine the amount based on a reasonable estimate of the effect of the Restatement on the relevant stock price or total shareholder return. The Company will maintain and will provide to The Nasdaq Stock Market documentation of all determinations and actions taken in complying with this Policy.

4. Discretionary Clawback Triggers

In the event that a Covered Executive engages in Misconduct, the Committee may (i) require the Covered Executive to reimburse all or any portion of the Incentive-Based Compensation and Other Incentive Compensation Received by such Covered Executive, in each case, during the three fiscal years immediately preceding the date on which the Committee discovers the Misconduct; and/or (ii) cancel all or any portion of any outstanding Incentive-Based Compensation and Other Incentive Compensation.

In addition, in the event of a Restatement, the Committee may recover all or any portion of any Other Incentive Compensation.

5. Recovery

The Company may effect any recovery pursuant to this Policy by requiring payment of the Incentive-Based Compensation and/or Other Incentive Compensation, as applicable (collectively, the “Recoverable Compensation”), to the Company, by set-off, by reducing future compensation, or by such other means or combination of means as the Committee determines to be appropriate. In all cases, the calculation of the Recoverable Compensation will be determined on a pre-tax basis. The Company need not recover the Recoverable Compensation if and to the extent that the Committee determines that such recovery is impracticable, subject to and in accordance with any applicable exceptions under the Nasdaq Stock Market listing rules and not required under Rule 10D-1, including if the Committee determines that the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered after making a reasonable attempt to recover the Recoverable Compensation.

The Company will not indemnify any Covered Executive against the loss of any Incentive-Based Compensation or Other Incentive Compensation (or provide any advancement of expenses in such instance), including payment or reimbursement for the cost of third-party insurance purchased by the Covered Executives to fund potential recovery obligations under this Policy, nor will the Company pay or agree to pay any attorney fees or other costs incurred in challenging any determination under this Policy.

6. Definitions

“Covered Executives” means any “executive officer” of the Company as defined under Rule 10D-1.

“Excess Incentive Compensation” means, if positive, (i) the amount of Incentive-Based Compensation Received by a Covered Executive during a Recovery Period, less (ii) the amount of Incentive-Based Compensation that would have been Received if determined or calculated based on the Company’s restated financial results.

“Incentive-Based Compensation” means any compensation granted, earned or vested based in whole or in part on the Company’s attainment of a financial reporting measure that was Received by a person (i) on or after October 2, 2023 and after the person began service as a Covered Executive, and (ii) who served as a Covered Executive at any time during the performance period for the Incentive-Based Compensation. A financial reporting measure is (A) any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and any measure derived wholly or in part from such a measure, and (B) any measure based in whole or in part on the Company’s stock price or total shareholder return.

“Misconduct” means (i) the Covered Executive's egregious misconduct including, but not limited to, fraud, willful misconduct, recklessness, gross negligence, criminal activities, falsification of Company records, theft, violent acts or threats of violence, violation of law, unethical conduct or inappropriate behavior, in each case, that causes, or is reasonably expected to cause, substantial financial or reputational harm to the Company or exposes the Company to substantial legal liability, or (ii) any violation by the Covered Executive of the Company's Code of Business Conduct and Ethics as in effect from time to time.

“Other Incentive Compensation” means any compensation (other than any Incentive-Based Compensation or base salary), whether outstanding as of the Effective Date or in the future, that the Company awards, grants or pays to, or that is otherwise vested or earned by a Covered Executive, including any annual bonuses and other short- and long-term cash, equity and equity-based incentive awards, whether vesting on the basis of time, performance or a combination thereof.

Incentive-Based Compensation is deemed to be “Received” in the fiscal period during which the relevant financial reporting measure is attained, regardless of when the compensation is actually paid or awarded. Other Incentive Compensation is deemed to be “Received” in the fiscal period in which the performance measure is attained or continued service requirement is satisfied, regardless of when the compensation is actually paid or awarded.

“Recovery Period” means the three completed fiscal years immediately preceding the date that the Company is required to prepare the Restatement described in this Policy, as determined pursuant to Rule 10D-1, and any transition period of less than nine months that is within or immediately following such three fiscal years.

5. Not Exclusive

Any right of recoupment or recovery pursuant to this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company, including, without limitation, (i) pursuant to the terms of any Company plan or policy or any agreement with the Covered Executive; provided, that the Company shall not recoup amounts pursuant to such other policy, terms or remedies to the extent it is recovered pursuant to this Policy, (ii) disciplinary action up to and including termination, and (iii) institution of civil or criminal proceedings. Any right of recoupment under this Policy is in addition to, and is not in lieu of, any actions imposed by law enforcement agencies, regulators or other authorities. For the avoidance of doubt, any Incentive-Based Compensation or Other Incentive Compensation Received by a Covered Executive prior to the Effective Date of this Policy shall be subject to recoupment pursuant to the terms of the Prior Policy. Additionally, nothing in this Policy is intended to conflict with or limit any compensation recoupment or clawback provisions of any applicable laws, including Section 304 of the Sarbanes-Oxley Act of 2002.